Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

Commission File No. 814-00926

FSK/FSKR Merger Script

Operator

Good morning, ladies and gentlemen. Welcome to today’s conference call to discuss the proposed merger of FSK and FSKR. Your lines will be in a listen-only mode during the remarks by management. At the conclusion of the remarks, we will begin the question-and-answer session, at which time I will give you instructions on entering the queue. Please note that this conference is being recorded.

At this time, Robert Paun, Head of Investor Relations, will proceed with the introduction. Mr. Paun, you may begin.

Introduction (Paun)

Good morning and thank you for joining us. On today’s call, we will discuss the proposed merger of FS KKR Capital Corp. and FS KKR Capital Corp. II. Please note that FS KKR Capital Corp. may be referred to as FSK, and FS KKR Capital Corp. II may be referred to as FSKR throughout the call. Today’s conference call is being recorded, and an audio replay of the call will be available on the company’s website. Replay information is included in a press release issued earlier today. In addition, the FS KKR BDC franchise has posted on its website a presentation containing information related to the proposed merger. A link to today’s webcast and the presentation is available on the Investor Relations section of the Company’s website under “Events and Presentations”. Please note that this call is the property of FSK and FSKR. Any unauthorized rebroadcast of this call, in any form, is strictly prohibited.

Today’s conference call includes forward-looking statements and are subject to risks and uncertainties, including risks associated with the possible impact of COVID-19 that could affect FSK, FSKR, or the economy generally, and risks related to the proposed merger. We ask that you refer to FSK’s and FSKR’s most recent filings with the SEC for important factors and risks that could cause actual results or outcomes to differ materially from these statements. Neither FSK or FSKR undertake to update its forward-looking statements unless required to do so by law. To obtain copies of the Company’s latest SEC filings, please visit each company’s website.

Speaking on today’s call will be Michael Forman, Chairman and Chief Executive Officer, and Dan Pietrzak, Chief Investment Officer and Co-President. Also joining us on the call are Brian Gerson, Co-President, Steven Lilly, Chief Financial Officer, and Co-Chief Operating Officers Drew O’Toole and Ryan Wilson.

I will now turn the call over to Michael.

Michael Forman

Thanks, Robert, and welcome everyone. I would like to thank you all for joining us today.

Earlier this morning we announced that FS KKR Capital Corp. and FS KKR Capital Corp. II have entered into a merger agreement pursuant to which FSKR will merge with and into FSK. Today’s announcement is a significant step toward our long-term strategic goal of creating a premier middle-market lending franchise and industry leading BDC, and we believe a significant step forward for our shareholders.

Since the establishment of the FS KKR partnership in April of 2018, we have undertaken a disciplined, methodical approach of merging six different BDC entities of varying sizes into what is now poised to become a single company with approximately $15 billion in assets. Over this same time period, both KKR Credit and FS Investments together have attracted some of the most talented investment and operating professionals in the industry to prepare ourselves for the future.

Highlights over the last three years include the December 2018 merger of FSIC and CCT which created FS KKR Capital Corp. A year later, in December of 2019, we completed the merger of four separate, non-traded BDCs to create FS KKR Capital Corp. II which was, at the time, the third largest BDC. In June of this year we successfully listed FS KKR Capital Corp. II on the New York Stock Exchange under the ticker symbol “FSKR.”

The strategic rationale for the proposed merger of FSK and FSKR hinges on our belief that scale is a critical factor in positioning us for access to the higher quality investment flow within the middle market. Just ten years ago the largest BDC had approximately $4.5 billion of assets and the entire BDC Industry was comprised of 15 public companies and approximately $27 billion of assets. Today, the BDC industry has approximately $115 billion of assets spread across nearly 70 traded and non-traded firms, and our franchise manages approximately $15 billion of that $115 billion. Going forward, we believe the advantages of size and scale will be critical competitive elements as non-bank lenders continue to become the financial backbone of the private debt market in the United States. We believe companies that can offer flexible financing solutions, including the ability to access forms of capital ranging from traditional first lien debt to bespoke products such as asset based financing solutions, foreign currency optionality, second lien debt, and minority equity investments will be better positioned to provide their shareholders with a blend of low beta income streams through current dividends coupled with the potential for capital appreciation in certain situations.

In terms of mechanics, the merger of FSK and FSKR will be completed through a stock-for-stock exchange, in which shareholders of FSKR will receive shares of FSK equivalent to the Net Asset Value of the FSKR shares they hold. The combined entity will operate as FS KKR Capital Corp. and trade on the New York Stock Exchange under the ticker symbol “FSK”. In addition, the Board has authorized a $100 million share repurchase program, which is expected to go into effect following the closing of the merger.

Tangible benefits expected as a result of today’s announced merger include:

•	Enhanced portfolio diversification consisting of 216 portfolio companies across 23 industries as of September 30, 2020.

•	Approximately 72% of the combined portfolio will consist of senior secured debt investments with an average investment size of less than 0.50% of total assets.

•	Operational synergies, totaling approximately $5 million, in expected near-term annual cost savings from the elimination of duplicative functions and platform simplification.

•	Enhancements to our liquidity profile and the visibility of our publicly traded stock, coupled with the elimination of trading complexities between FSK and FSKR shares.

In addition to these operating benefits, there also are several amendments to our incentive fee structure:

•

Beginning at the closing of the merger, the adviser will waive $90 million of incentive fees spread evenly over the first six quarters following the closing. This waiver equates to $15 million per quarter.

•

Also upon the closing, the combined company will permanently reduce its incentive fee to 17.5% from the existing level of 20.0%. The hurdle rate will remain at 7.0%. The reduction in the incentive fee from 20.0% to 17.5% will result in approximately $0.07 per share per year of Net Investment Income accretion in perpetuity. In conjunction with the permanent fee reduction, the look back provision will be removed.

And with that, I’ll turn the call over the Dan to provide some additional perspective regarding today’s announcement.

Dan Pietrzak

Thanks, Michael.

In 2018, when we established our partnership with FS Investments, our blueprint for the future highlighted a date such as today, when we could look forward to operating a single company with the competitive attributes we believe this merger provides. As some of you know, the FS KKR BDC franchise is a major component of KKR’s overall credit vertical and represents approximately 20% of KKR’s total credit assets under management. By combining the two vehicles, which are stronger together than apart, we believe we will be better positioned to achieve our long-term goal of being the premier provider of capital to companies operating in the upper middle market.

As Michael mentioned, there are several outward facing benefits associated with today’s announcement. Over the last several years, KKR has invested significant time and resources building out a broad-based team focused on the future. Since the establishment of the FS KKR partnership, we have meaningfully increased the size of our investment team while, at the same time, we have continued to focus on being stewards of the capital entrusted to us. On a pro forma basis, the combined company investment portfolio consists of approximately 71% of either FS KKR or KKR originated assets. As many of you know, we have worked diligently to rotate certain legacy investments out of the portfolio through refinancings, investment sales, and in some instances, restructurings. Since we established the FS KKR partnership, through our third quarter 2020 reported results, we have originated over $8.4 billion of new investments and have experienced cumulative depreciation of $163 million. This equates to a cumulative annualized depreciation rate of 78 basis points during a period which includes the effects of COVID-19. We are proud of our investment performance over this almost three-year period and we look forward to continuing to deliver strong returns in the future.

In terms of key operating statistics, on a pro forma basis, the combined company’s investment portfolio has a weighted average yield on accruing debt investments of 8.6% as of September 30, 2020, and the median leverage and EBITDA of our first lien originated positions are 5.1x and $65 million, respectively, as of September 30, 2020.

From an investment strategy standpoint, our goals will remain the same as we continue to be highly selective in our origination and underwriting process, while continuing to focus on the upper end of the middle market. We believe the combined company will continue to benefit from exposure to Asset Based Finance, which we see as providing compelling risk adjusted returns in the current market, as well as from our Joint Venture, which provides access to some of the more global aspects of the KKR Credit platform, including certain non-eligible portfolio company investments. As a reminder, we are targeting portfolio allocations of 10-to-15% for Asset Based Finance and 10% to our Joint Venture.

With a larger and more diversified balance sheet, the combined company will have the potential to improve our access to the capital markets. We believe a consolidated and simplified capital structure has the potential to provide us with incremental financial flexibility, as the company should benefit from FSK’s investment grade credit ratings and access to the unsecured debt markets. As of September 30, 2020, on a pro forma basis, the combined company’s overall weighted average cost of debt is 3.4%. In terms of leverage and liquidity, the combined company had a net debt-to-equity level of 0.93x at September 30, 2020, which is below our still targeted range of 1-to-1.25x, with immediately available liquidity of approximately $3.3 billion upon closing. This dry powder provides us with a clear runway to pursue portfolio growth in a disciplined manner.

From a forward-looking perspective, we expect that we are poised to continue to deliver on our previously stated goal of providing investors with at least a 9.0% current dividend yield on the combined company’s Net Asset Value upon closing. Simply using our third quarter results for the combined company on a pro forma basis, without providing for any benefit of growth between today and when the transaction is expected to close, results in Net Investment Income per share of approximately $0.58 for the most recent quarter. This equates to an annualized net investment income yield on our current Net Asset Value of approximately 9.5%.

And with that I’ll turn the call back to Michael for a few closing remarks before we open the call for questions.

Michael Forman

Thanks Dan.

After our announcement this morning, someone commented to me that we must be pleased to have completed this “final step” in terms of the merger. My reaction is quite different. This merger, while beneficial and impactful, represents the beginning rather than the end of a process. The closing of this merger will create a new, dynamic company in the non-bank lending arena. And while we will continue to operate under the BDC regulatory framework, we expect that the combined company will continue to evolve, as we dedicate ourselves to providing much needed capital to companies which are growing and transforming their own respective industries and which, in turn, are helping to lead our country’s economy forward.

On behalf of the entire FS / KKR operating team, a group of over 250 dedicated professionals, I would like to thank everyone for joining us on the call today. We are grateful for your interest and your support. And we hope each of you, your families, and your colleagues remain safe over the coming Thanksgiving holiday.

And with that, Operator, we would like to open the call for questions.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp II (“FSKR”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.